CREO CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS	
Cash	506,017
TOTAL CURRENT ASSETS	506,017
TOTAL ASSETS	$ 506,017

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 900
COMMITMENTS AND CONTINGENCIES, note 2	
MEMBERS' EQUITY	505,117
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 506,017

See report of independent registered public accounting firm and notes to financial statements.